Filed pursuant to Rule 424(b)(5)

Registration No.: 333-287848

AMENDMENT NO. 1

(To prospectus supplement dated June 18, 2025

and accompanying prospectus dated June 18, 2025)

The Oncology Institute, Inc.

$15,000,000

Common Stock

This prospectus amendment no. 1, or this amendment, amends the prospectus dated June 18, 2025, or the original prospectus supplement. This amendment should be read in conjunction with the original prospectus supplement and the accompanying prospectus, dated June 18, 2025, or the prospectus, each of which are to be delivered with this amendment, and is qualified by reference thereto, except to the extent that this amendment contains information that is different from or in addition to the information in the original prospectus supplement. Unless otherwise indicated, all other information included in the original prospectus supplement that is not inconsistent with the information set forth in this amendment remains unchanged.

We have entered into sales agreements, or the Sales Agreements, with each of BTIG, LLC, or BTIG, and B. Riley Securities, Inc., or B. Riley and, together with BTIG, the Agents, and each an Agent, relating to shares of our common stock, par value $0.0001 per share, or our common stock, offered by the original prospectus supplement, as amended by this amendment, and the accompanying prospectus. In accordance with the terms of such Sales Agreements, we may offer and sell shares of our common stock having an aggregate offering price of up to $15,000,000 from time to time to or through BTIG or B. Riley acting as our sales agent, as applicable.

Our common stock is listed on the Nasdaq Capital Market, or the Nasdaq, under the symbol “TOI.” On August 12, 2025, the last reported sale price of our common stock on Nasdaq was $4.11 per share.

Sales of our common stock, if any, under this prospectus will be made in sales deemed to be an “at-the-market” equity offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Agents are not required to sell any specific amount of securities, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between us and the applicable Agent. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The compensation to the applicable Agent for sales of common stock sold pursuant to the Sales Agreements will be up to 4.0% of the aggregate gross proceeds of any shares of common stock sold under the applicable Sales Agreement. In connection with the sale of the common stock on our behalf, the Agents will be deemed to be “underwriters” within the meaning of the Securities Act, and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Agents with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-5 of the original prospectus supplement and under similar headings in the documents incorporated by reference into this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this amendment, the original prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

BTIG	B. Riley Securities

The date of this amendment no. 1 is August 13, 2025.

PLAN OF DISTRIBUTION

We have entered into Sales Agreements with each of BTIG and B. Riley under which we may issue and sell shares of our common stock having an aggregate offering price of up to $15,000,000 from time to time to or through an Agent as Sales Agent. Sales of our common stock, if any, under this prospectus supplement and the accompany prospectus may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act, including sales made directly on Nasdaq or privately negotiated block trades.

Each time that we wish to issue and sell shares of our common stock under the Sales Agreements, we will provide the applicable Agent with a placement notice describing the number or amount of shares to be sold, the time period during which sales are requested to be made, any limitation on the number or amount of shares of common stock that may be sold in any single day, any minimum price below which sales may not be made or any minimum price requested for sales in a given time period and any other instructions relevant to such requested sales. Upon receipt of a placement notice, the applicable Agent, acting as our sales agent, will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of Nasdaq to sell shares of our common stock under the terms and subject to the conditions of the placement notice and the Sales Agreement. We or the applicable Agent may suspend the offering of common stock pursuant to a placement notice upon notice and subject to other conditions. An Agent, in its sole discretion, may decline to accept any placement notice.

The applicable Agent will provide written confirmation to us no later than the opening of the trading day on Nasdaq following the trading day on which shares of our common stock are sold to or through such Agent, as sales agent under the applicable Sales Agreement. Each confirmation will include the number of shares sold on the preceding day, the net proceeds to us and the commissions payable by us to such Agent in connection with the sales.

Settlement for sales of common stock under the applicable Sales Agreement will occur on the next trading day following the date on which such sales are made (or on such other date as is industry practice for regular-way trading), unless otherwise specified in the applicable placement notice, in return for payment of the net proceeds to us. There are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account. Sales of our common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the applicable Agent may agree upon.

We will pay the Agents a commission, in cash, at a rate of up to four percent (4.0%) of the aggregate gross proceeds from each sale of shares pursuant to the Sales Agreements. We also have agreed to reimburse the Agents for their reasonable and documented out-of-pocket expenses, including the fees and disbursements of counsel to the Agents, incurred in connection with entering into the Sales Agreements, in an amount not to exceed $75,000, and certain reasonable and documented out-of-pocket expenses incurred by counsel to the Agents in connection with annual and quarterly updates to the offering.

We estimate that the total expenses for this offering, excluding compensation payable to the Agents and certain expenses reimbursable to the Agents under the terms of the Sales Agreements, will be approximately $300.0 thousand. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such common stock.

Because there are no minimum sale requirements as a condition to this offering, the actual total public offering price, commissions and net proceeds to us, if any, are not determinable at this time. The actual dollar amount and number of shares of common stock we sell through this prospectus supplement will be dependent, among other things, on market conditions and our capital raising requirements.

We will report at least quarterly the number of shares of common stock sold to or through the Agents under the Sales Agreements, the net proceeds to us and the compensation paid by us to the Agents in connection with the sales of common stock.

In connection with the sale of the common stock on our behalf, the applicable Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of such Agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agents against certain civil liabilities, including liabilities under the Securities Act or the Exchange Act.

The Agents will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act. As our sales agents, the Agents will not engage in any transactions that stabilize our common stock.

The offering pursuant to the Sales Agreements will terminate upon the earlier of (i) the sale of all shares of common stock subject to the Sales Agreements and (ii) termination of the Sales Agreements as permitted therein. We and the Agents may each terminate the applicable Sales Agreement in each respective party’s sole discretion at any time by giving five (5) days’ prior notice to the other party.

This summary of the material provisions of the Sales Agreements may not include all of the information that is important to you. The Sales Agreements were filed as exhibits to our quarterly report on Form 10-Q for the quarter ended June 30, 2025 and are incorporated by reference into this prospectus supplement.

The Agents and/or their respective affiliates may in the future provide, various investment banking and other financial services for us, for which services they may in the future receive customary fees.

Our common stock is listed on Nasdaq under the symbol “TOI.” The transfer agent of our common stock is Continental Stock Transfer & Trust Company and its address is 1 State Street, 30th Floor, New York, New York 10004-1561.

THE ONCOLOGY INSTITUTE, INC.

$15,000,000

Common Stock

PROSPECTUS

BTIG	B. Riley Securities

August 13, 2025